Leo Motors, Inc.
 3F Bokwang Bldg., Seowundro 6 Gil 14
Seocho Gu, Seoul
Republic of Korea 06734

September 26, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:   Leo Motors, Inc.
Registration Statement on Form S-1, filed on August 5, 2016 and amended on September 9, 2016 (File No. 333- 212955)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Leo Motors, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of the Company's registration statement on Form S-1 (File No. 333-212955) together with all exhibits and amendments thereto, which was filed on August 5, 2016 and amended on September 9, 2016 (the "Registration Statement").

The Company is seeking withdrawal of the Registration Statement because the Company intends to discuss making changes to the terms of one of the agreements for which the Registration Statement was filed. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the "Order") effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at robert.kang@leomotors.com with a copy to Darrin M. Ocasio, Esq. of Sichenzia Ross Friedman Ference LLP, via email at dmocasio@srff.com.

In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

Should you have any questions, please contact Darrin M. Ocasio at (212) 930-9700.

LEO MOTORS, INC.

By: /s/ Robert Kang
Name: Robert Kang
Title:  Co-Chief Executive Officer

cc: Darrin M. Ocasio
 Sichenzia Ross Friedman Ference LLP